UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                             Paradyne Networks, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    69911G107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 24, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ]   Rule 13d-1(b)
            [X]   Rule 13d-1(c)
            [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69911G107


  1.  Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Nortel Networks Corporation

  2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [ ]

  3   SEC Use Only

  4   Citizenship or Place of Organization

      Ontario, Canada

                          5    SOLE VOTING POWER

                               - 0 -
         Number of
          Shares          6    SHARED VOTING POWER
       Beneficially
         Owned by              - 0 -
           Each
         Reporting        7    SOLE DISPOSITIVE POWER
          Person
           With:               - 0 -

                          8    SHARED DISPOSITIVE POWER

                               - 0 -

   9  Aggregate Amount Beneficially Owned by Each Reporting Person

      - 0 -

  10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

  11  Percent of Class Represented by Amount in Row (9)

      0.0%

  12  Type of Reporting Person

      CO

Item 1.

     (a)    Name of Issuer:

            Paradyne Networks, Inc.

     (b)    Address of Issuer's Principal Executive Offices:

            8545 126th Avenue North, Largo, FL 33773

Item 2.

     (a)    Name of Persons Filing:

            Nortel Networks Corporation

     (b)    Address of Principal Business Office:

            8200 Dixie Road, Suite 100, Brampton, Ontario L6T 5P6, Canada

     (c)    Citizenship:

            Ontario, Canada

     (d)    Title of Class of Securities:

            Common Stock ($0.001 par value)

     (e)    CUSIP Number:

            69911G107

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)    [ ]  Broker or dealer registered under section 15 of the Act
                 (15 U.S.C. 78o).

     (b)    [ ]  Bank as defined in section 3(a)(6) of the Act  (15 U.S.C. 78c).

     (c)    [ ]  Insurance company as defined in section 3(a)(19) of the Act
                 (15 U.S.C. 78c).

     (d)    [ ]  Investment company registered under Section 8 of the Investment
                 Company Act of 1940 (15 U.S.C. 80a-8).

     (e)    [ ]  An investment adviser in accordance with
                 Section 240.13d-1(b)(1)(ii)(E);

     (f)    [ ]  An employee benefit plan or endowment fund in accordance with
                 Section 240.13d-1(b)(1)(ii)(F);

     (g)    [ ]  A parent holding company or control person in accordance with
                 Section 240.13d-1(b)(ii)(G);

     (h)    [ ]  A savings association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act (12 U.S.C. 1813);

     (i)    [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)    [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

     (a)    Amount Beneficially Owned:

            - 0 -

     (b)    Percent of Class:

            0.0%

     (c)    Number of shares as to which such person has:

                (i)   Sole power to vote or to direct the vote:

                       - 0 -

                (ii)  Shared power to vote or to direct the vote:

                       - 0 -

                (iii) Sole power to dispose or to direct the disposition of:

                       - 0 -
                (iv)  Shared power to direct the disposition of:

                       - 0 -

Item 5.     Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that
            as of the date hereof the reporting person has ceased to      [X]
            be the beneficial owner of more than five percent of the class of securities, check the following:


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

            The shares previously beneficially owned by Nortel Networks Corporation were held directly by Nortel Networks Inc., a wholly owned subsidiary of Nortel Networks Limited, which in turn is a wholly owned subsidiary of Nortel Networks Corporation.

Item 8.     Identification and Classification of Members of the Group

            Not Applicable

Item 9.     Notice of Dissolution of Group

            Not Applicable

Item 10.    Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2005


                                   NORTEL NETWORKS CORPORATION

                                   By:   /s/ Katharine B. Stevenson
                                         ----------------------------------
                                   Name:  Katharine B. Stevenson
                                          Title: Treasurer

                                   By:   /s/ Gordon Davies
                                         ----------------------------------
                                   Name:  Gordon Davies
                                   Title: Assistant General Counsel - Securities
                                          and Corporate Secretary